October 11, 2007
Via EDGAR
Mail Stop 4-5

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Form 10-K for the fiscal year ended December 31, 2006 Response letters dated April 12, 2007, June 7, 2007 and July 13, 2007 File No. 1-32395
Dear Ms. Blye:
Our responses to the comments raised in your letter dated September 17, 2007, are set forth below. The Staff’s comments are shown in bold, followed by our responses.
General
1.	We note your responses of June 7 and July 13, 2007. To avoid any confusion in light of your previous disclosure regarding termination of your operations in Syria, and given the investor sentiment evidenced by certain state legislative and other initiatives regarding investment in companies that have business contacts with countries identified as state sponsors of terrorism, it appears to the staff that it would be appropriate for you to include in future filings information regarding your purchases from the Syrian government and entities controlled by the Syrian government, including the approximate dollar amounts of such purchases. We note in this regard, among other investor actions, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Similarly, Vermont’s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist activities.

U.S. Securities and Exchange Commission
October 11, 2007

Response: In response to the Staff’s comment, we will include the following disclosure in the Midstream section of Items 1&2, Business and Properties, in our 2007 Form 10-K:
“ConocoPhillips was a party to a service contract related to the gathering, processing and transporting of natural gas in the Deir Ez Zor region of eastern Syria with the Syrian Petroleum Company that expired December 31, 2005. In 2006, we ended our presence in Syria and we have no continuing operations or personnel in Syria. During 2007, we worked toward the resolution of certain immaterial claims that remain outstanding associated with our former operations in Syria. Additionally, as part of our global crude oil supply and trading operations and consistent with applicable laws and policies of the United States and other countries in which we operate, we have purchased, and may continue to purchase, immaterial amounts of Syrian crude oil as feedstock for our international refining operations.”
2.	Please provide the staff with draft disclosure language prior to filing.
Response: The draft disclosure language is included in the response to Comment 1 above.
In response to your request, the Company hereby acknowledges each of the following:
1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ John A. Carrig

John A. Carrig Executive Vice President, Finance, and Chief Financial Officer

U.S. Securities and Exchange Commission
October 11, 2007

cc:	Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
     Chairman and Chief Executive Officer
Ms. Janet Langford Kelly, Esq.
     Senior Vice President, Legal, General
     Counsel and Corporate Secretary
Mr. Rand C. Berney
     Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
     Wachtell, Lipton, Rosen & Katz
Mr. R. Dale Nijoka
Ernst & Young LLP